Exhibit 99.(H)(21)

METHODOLOGY GUIDE FOR WISDOMTREE EUROPE DEFENSE INDEX

1.	Index Overview and Description

The WisdomTree Europe Defense Index [referred to as “the Index”] is designed to track the performance of European companies primarily involved in the defense industry. The Index is reconstituted on a semi-annual basis in March and September.

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in U.S. Dollars (USD).

2.	Index Governance

The Index is overseen by the WisdomTree Defense Index Committee (the “Committee”), a standing committee of WisdomTree, Inc. (“WisdomTree”). The Committee will be composed of not less than three members. The Committee is responsible for making broad decisions with respect to the implementation of this methodology, and ongoing management, operation, and administration of the Index. The primary function of the Committee is to seek to ensure the Index rules are implemented correctly and comprehensively.

The Committee meetings will generally be held on a semi-annual basis or such frequency in relation to the reconstitution and/or rebalance frequency of the Index and may be held more frequently as circumstances require. The composition of the Committee may from time to time be changed to reflect changes in market conditions.

3. Key Features

3.1. Membership Criteria

To be eligible for inclusion in the Index, component companies must be under coverage by the market management team of the third-party independent index calculation agent.

Component companies must conduct their Primary Business Activities1 and have their shares listed on a stock exchange in one of the following developed or emerging European countries which must be a signatory to the Treaty on the Non-Proliferation of Nuclear Weapons (commonly known as the Non-Proliferation Treaty or “NPT”): Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom, Czech Republic, Hungary, or Poland.

Companies need to have a market capitalization of at least $200 million by the “Screening Date” and a median daily dollar volume greater than $1 million for the three months preceding the Screening Date (after the close of trading on the last trading day in February and August).

1 The country in which a company conducts its Primary Business Activities is determined based on one or more of the following factors: country of organization or incorporation, country in which a company’s headquarters is located, the country to which a company has the greatest risk exposure, and the country from which a company generates the most significant portion of its revenue or to which it allocates the greatest resources.

Common stocks, REITs, tracking stocks, holding companies, ADRs, GDRs and EDRs are eligible for inclusion. Limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs) and mortgage REITs are excluded. Preferred stocks, closed-end funds, passive foreign investment companies, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree, Inc., ticker WT, is not eligible for inclusion in any of WisdomTree's equity indexes.

Eligible companies need to be involved in the defense industry and derive at least 10% of their revenue from such business activities. Defense industry revenue is defined as revenue generated from sales of military equipment and services to governments and their representatives.

A company’s engagement in these activities is indicated via applicable language in its company description, Annual Report, Form10K or equivalent report, earnings call transcripts, patent submissions, news and press releases, as well as via exposure to relevant industry classifications.

WisdomTree maintains a database of companies with exposure to defense and related business activities which is regularly reviewed. The classification and inclusion of companies is derived from WisdomTree’s database by the Committee.

Companies that meet the aforementioned criteria are included in the Index. The Index will have between 20 and 100 constituents. To satisfy this minimum number of components for diversification purposes, companies with lower revenue exposure from defense industry or with lower market capitalization and volume than the screening criteria mentioned above may be selected for inclusion.

3.2. Base Date and Base Value

The WisdomTree Europe Defense Index was established with a base value of 200 on February 28, 2025.

3.3. Calculation and Dissemination

The following formula is used to calculate the index levels for the Index:

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in USD.

The Index is calculated whenever the stock exchanges are open. If trading of component company’s securities is suspended while the company’s listing exchange is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the open of the listing exchange, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock’s listing exchange opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in USD, and disseminated on an end-of-day basis.

3.4. Weighting

Each selected company is assigned an Exposure Score based on the revenue exposure to defense activities, i.e., Exposure Score equals to 3 for companies with over 50% revenue exposure, 2 for companies with 25% to 50% revenue exposure, and1 for companies 10% to 25% revenue exposure.

The Index is weighted by free-float market capitalization adjusted by the Exposure Score, subject to the capping and liquidity adjustment criteria described below.

Capping - at each rebalance, the maximum weight of any security with an Exposure Score equals to 3 is capped at 12.5%, and other securities are capped at 4.5%. The combined weight of companies with Exposure Score equal to 3 and weight above 5% will be capped at 45%.

Liquidity Adjustment - In the event a company has a calculated volume factor (median daily volume traded over the preceding three months / weight in the index) that is less than $300 million, its weight will be reduced such that the weight after volume adjustment equals the weight before adjustment x calculated volume factor / $300 million.

The Weighting Date is when component weights are set, and it occurs after the close of trading on Thursday prior to the second Friday of the rebalance month. The changes will go into effect after the close of trading on the third Friday of the rebalance month. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index at the close of the current calendar quarter, the index will undergo a reweighting as specified above.

3.5. Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

3.6. Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest median daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

4. Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments.

Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date

4.1.        Component Changes

Additions

Additions to the Index are made at reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the third Friday in March and September. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below or as otherwise determined by the Committee consistent with the criteria herein.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification. The Committee may remove a company it has determined to be in extreme financial distress if the Committee deems the removal necessary to protect the integrity of the Index. If removed, its weight will be reallocated to the remaining constituents in the Index.

4.2.        Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed to stay in the Index that its parent company is in until the next reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index or as otherwise determined by the Committee consistent with the criteria herein.

5. Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, the Committee reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, or move their Primary Business Activities outside of a defined country in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

6. Selection Parameters

Selection parameters for the Index are defined in section 3.1. Companies that pass these selection criteria as of the Screening Date are included in the Index unless otherwise determined by the Committee. The component companies are assigned weights in the Index as defined in section 3.4., and reconstitution of the Index takes effect as defined in section 4.1.